UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2015

TARGACEPT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51173	56-2020050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 North Main Street, Suite 1510 Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 480–2100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 is a transcript of the conference call held on March 6, 2015 by Targacept, Inc. (“Targacept”) and Catalyst Biosciences, Inc. (“Catalyst”), regarding the Agreement and Plan of Merger dated as of March 5, 2015 by and among Targacept, Catalyst and Talos Merger Sub, Inc., a wholly owned subsidiary of Targacept. Exhibit 99.1 is incorporated by reference herein.

By furnishing the information in this Item 7.01 of this Current Report on Form 8-K, Targacept makes no admission as to the materiality of any information in this report. The information contained herein is intended to be considered in the context of Targacept filings with the SEC and other public announcements that Targacept makes, by press release or otherwise, from time to time. Targacept undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01	Other Events.

The information contained in Item 7.01 above is incorporated by reference into this Item 8.01.

Item 9.01	Financial Statements and Exhibits

(d)	The following exhibit is furnished with this report:

Exhibit Number	Description

99.1	Transcript of conference call dated March 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGACEPT, INC.

Date: March 6, 2015	/s/ Patrick C. Rock
Patrick C. Rock
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Transcript of conference call dated March 6, 2015.